Exhibit 3

Name	Date	Buy/Sell	Quantity	Price	Market
John C. Kerr	08-Feb-08	S	220	$34.96	TSX
John C. Kerr	05-Mar-08	S	120	$32.75	TSX
John C. Kerr	16-Apr-08	S	140	$37.20	TSX
John C. Kerr	10-Apr-08	B	700	$36.66	TSX
John C. Kerr	10-Apr-08	S	160	$36.69	TSX
John C. Kerr	09-Apr-08	B	460	$36.53	TSX
Robert L. Brooks	22-Feb-08	B	500	$35.18	TSX
James I. McPhedran	17-Mar-08	B	2	$34.61	TSX
Allan C. Shaw	12-Mar-08	B	161	$35.67	TSX